

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Via E-mail
Ross Henry Ramsey
Chief Executive Officer
International Western Petroleum, Inc.
5525 N. MacArthur Boulevard, Suite 280
Irving, Texas 75038

> **Re: International Western Petroleum, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2014**
> **File No. 333-196492**

Dear Mr. Ramsey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please ensure all statements of management's belief are clearly identified as such. In that regard, we note the following statements as examples only:

- " . . .each of the other named Formations have the potential to provide very good commercial production" on page 5;
- " . . . there are profits to be made in any good company" on page 22;
- "Our CEO is a true oil man . . . having a special talent in acquiring local 'prime time' hydrocarbon leases . . ." on page 22;
- "A study of the history of prospecting for oil and gas in the Bend Arch reveals that a treasure trove of oil and gas reserves still exist" on page 24;
- "The Company's core competitive advantage today is its ability to tap into the high potential leases of the Central/West Texas region of the United States . . ." on page 30.

Prospectus Summary, page 5

3.   Please revise your prospectus summary to provide a brief summary of your current business operations. For example, please revise this section to disclose that you do not yet have reserves, wells in the process of being drilled, or drilling or other exploratory and development activities. Please also disclose in this section that you do not yet own any oil and gas properties or acreage. We note your related disclosure at page 27.

4.   Please revise to clarify your disclosure at page 5 that you have "secured" exploration projects.

5.   We note your statement in the first sentence of the final paragraph on page 5 regarding the "known geology of this lease in the Bend Arch." Please revise to clarify, as the specific lease to which the statement refers is unclear.

Risk Factors, page 8

6.   Please revise your filing to include risk factor disclosure regarding the operational and financial risks applicable to oil and gas exploration and development. For example, we note that your disclosure at page 23 suggests you intend to use hydraulic fracturing in your operations. Please include disclosure regarding the operational and financial risks of hydraulic fracturing, if material. Please also revise the risk factor on page 16 titled "Changes in the legal and regulatory environment could limit our business activities…," to discuss the regulatory risks related to hydraulic fracturing, if material.

If we need additional capital to fund our future operations,…page 9

7.   Please revise this risk factor to tailor the discussion to your business plans. For example, it is not clear how the stated risks related to "sufficient sales" and the "level of [y]our investment in sales and marketing" apply to your proposed business. Please also address any material risks related to the need for capital for property and lease acquisitions, as well as exploration and development. In that regard, we note your disclosure at page 22

that your immediate revenue strategy involves the acquisition of land leases and the drilling of wells.

Our production revenues may be adversely affected…, page 15

8.   Please revise this risk factor disclosure to clarify that you do not presently own any interests in oil and gas wells or property. Your disclosure regarding your need to gain "a larger control" of new working interests is not clear in this regard. Similarly, it is not clear how your reference to continuing to get "a good hit vs. miss ratio on exploration" applies to your operations to date.

Our ability to raise funds could be adversely affected as a result of unstable political conditions, civil unrest…, page 16

9.   Please revise to clarify how this risk factor applies to you. In that regard, your disclosure regarding your business operations does not otherwise suggest that you intend to do business in non-U.S. regions. Please provide similar clarification with respect to your reference to "foreign laws and regulations" referenced under the risk factor "Changes in the legal and regulatory environment…" at page 16.

Selling Security Holders, page 18

10.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment control with respect to the shares to be offered by that security holder. For guidance, refer to Question 140.02 of the Commission's Regulation S-K Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Description of Business, page 22

11.   Please revise to clarify why the "highly valuable leases" referenced on page 22 are "not easily accessible by the major oil and gas companies in the region."

Technologies, page 23

12.   Please provide the basis for your statement at page 23 that "[t]he georadiometry exploration technology that the Company is selecting, in general, has a higher success rate than the average success rate today." Similarly, please provide the basis for the statement at page 26 that "[s]eismic has traditionally yielded a 58-63% success rate." Please also revise to clarify the meaning of "success" in each of these contexts.

Reservoir Estimates, page 24

13.   Please revise your statement on page 24 regarding the "many drilled and producing wells surrounding [your] development project leases" to remove the implication that you have leased land.

Strategy and Implementation Summary, page 26

14.   You state on page 26 that you have "business relationships" with two companies that "handle pick-up and sales of [your] crude stock to refineries, and that "crude oil is picked up from the leases as needed during the calendar month." Please expand this disclosure to provide a clearer description of these business relationships, given that you disclose on page 30 that "since inception, [your] operations [have been] limited to forming the Company and raising capital resources," and that you have not yet "formed any material relationships . . ." Tell us whether you have entered into material agreements with these companies. If so, please file these agreements as exhibits to your registration statement or explain why you are not required to do so.

15.   We note your disclosure at page 27 that you have "several development projects," and your related description of such projects. Please revise to clarify your present involvement in such projects.

Financial Statements, page 29

Statement of Operations, page F-3

16.   Please provide us with your calculation of the weighted average number of common shares outstanding used to calculate net loss per common share. Refer to FASB ASC 260-10-45.

Directors, Executive Officers, Promoters and Control Persons, page 30

17.   We note your disclosure regarding the business experience of Messrs. Tran, Ramsey and Ahmad. Please revise your disclosure to clarify the business experience of each such individual during the past five years, including each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

18.   Please expand Mr. Ramsey's biography to provide a clearer explanation of his experience in the oil and gas industry. For example, clarify the nature of Mr. Ramsey's participation in drilling over 100 wells.

Transactions with Related Persons, Promoters and Certain Control Persons and Director Independence, page 32

Transactions with Related Persons, page 32

19.   Please ensure that you provide the disclosure required by Item 404 of Regulation S-K for all transactions with related persons. In that regard, we note your disclosure on page F-7 of a $10,320 advance from director Benjamin Tran. Additionally, please file any agreement pursuant to which Dr. Tran advanced this sum. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 35

20.   Exhibit 3.1 was electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. Refer to Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 27) (June 2014), and Item 301 of Regulation S-T.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, you may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Gregg E. Jaclin
        Szaferman Lakind Blumstein & Blader, PC